UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Private Placement

On October 20, 2023, Jiuzi Holdings Inc. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 113,636,360 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.018 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $1.10, at a price of $0.44 per Unit, for an aggregate purchase price of approximately $50 million (the “Offering”).

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.10, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) receipt of the Company’s shareholders’ approval of the SPA and the Offering and (b) accuracy of the parties’ representations and warranties.

The forms of the SPA and the Warrant are filed as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Extraordinary Meeting of Shareholders

The Company plans to hold an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Extraordinary General Meeting”) on November 30, 2023 at 10:00 AM EST in a hybrid-meeting format and furnishes under the cover of Form 6-K the following:

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant
99.3	Notice of Extraordinary General Meeting of Shareholders of Jiuzi Holdings Inc. to be held on November 30, 2023 (the “2023 EGM”)
99.4	Form of Proxy Card for the 2023 EGM

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: October 23, 2023	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

2